September 23, 2024

Peter Flynn
Chief Executive Officer and President
Spaceship Purchaser, Inc.
320 Park Avenue, 23rd Floor
New York, NY 10022

       Re: Spaceship Purchaser, Inc.
           Squarespace, Inc.
           Schedule TO-T/13E-3 filed September 16, 2024
           Filed by Spaceship Purchaser, Inc. et al.
           File No. 005-93410
Dear Peter Flynn:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offering materials, unless otherwise indicated.

Schedule TO-T/13E-3 filed September 16, 2024
General

1. Note that only persons or entities that are both Schedule 13E-3 filers and offerors on the
       Schedule TO may file jointly. As such, it appears the Schedule TO may only include
       Parent and Merger Sub as filing persons and the remaining filing persons listed on the
       Schedule TO should file their own separate Schedule 13E-3.
2. Item 4 of Schedule 13E-3 requires a description of, among other things, any provision made by the filing person in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal
       services at the expense of the filing person.    See Item 1004(e) of
Regulation M-A. We
       note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If no provision was made, so state.
3. Item 13 of Schedule 13E-3 requires the disclosure of all the financial information
 September 23, 2024
Page 2

       specified in Item 1010(a) of Regulation M-A for the issuer of the subject class of securities. We note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If you elect to incorporate by reference the financial information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of
Schedule 13E-
       3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to
       our    Manual of Publicly Available Telephone Interpretations    that is
available on the
       Commission   s website at http://www.sec.gov for guidance on complying
with a similar
       instruction in Schedule TO.
4. Please explain the meaning of the following defined terms and any other terms used in the
       Offer to Purchase that have not been defined therein: Permira Filing Parties (page 14),
       Caselena Filing Parties (page 31), Rollover Filing Parties (page 46), Intermediate 2 (page
       74), MidCo (page 101), and HoldCo (page 101).
5. See comment 4 above. While we note that you give capitalized terms used, but not otherwise defined, in the Offer to Purchase the same meaning ascribed to such terms in
       the Merger Agreement, please revise to define the term    Unaffiliated
Company
       Stockholders    in the body of the Offer to Purchase so that investors
can readily compare it
       with the definition of    unaffiliated security holder    under Exchange
Act Rule 13e-
       3(a)(4). See also Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.
Interests of Squarespace's Directors and Executive Officers in the Offer, page
48

6.     We note the subsection entitled    Golden Parachute Compensation
starting on page 52 of
       the Offer to Purchase. Please revise your Schedule 13E-3 to incorporate the disclosure in this section under Item 15, or otherwise advise. See Item 1011(b) of Regulation M-A.
Source and Amount of Funds, page 73

7. We note your description of the Equity Financing starting on page 73 of the Offer to
       Purchase, which is    subject to the satisfaction of certain customary
conditions set forth in
       the Equity Commitment Letters.    Please expand upon this disclosure to
include the
       material conditions in the Equity Commitment Letters. See Item 10 of
Schedule 13E-3
       and Item 1007(b) of Regulation M-A.
The Merger Agreement; Other Agreements, page 75

8. We note the description of the Interim Investors Agreement on page 94 of the Offer to
       Purchase. Please further expand this disclosure to describe all material provisions of the
       Interim Investors Agreement. See Item 5 of Schedule 13E-3 and Item 1005(e) of
       Regulation M-A.
 September 23, 2024
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions